Exhibit 1.02

ANADIGICS, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

Introduction

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten, and gold (“3TG”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”), or an adjoining country, defined as a country that shares an internationally recognized border with the DRC, collectively defined as the “Covered Countries”.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

ANADIGICS, Inc. (“the Company”, “we”, or “our”) designs and manufactures innovative radio frequency solutions for the growing cellular, WiFi, and infrastructure markets. Headquartered in Warren, NJ, the Company offers RF products with exceptional performance and integration to deliver a unique competitive advantage to OEMs and ODMs for mobile device, base station, CATV infrastructure, CATV subscriber, and industrial applications. The Company's award-winning solutions include power amplifiers, front-end ICs, front-end modules, line amplifiers, active splitters, tuners, and other RF components. These products contain necessary conflict minerals.

1. Reasonable Country of Origin Inquiry

We evaluated our current products and determined that certain products we manufactured or contracted to manufacture during 2013 contain necessary conflict minerals. We conducted in good faith an RCOI that was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries, or are from recycled or scrap sources. Our RCOI was based on an initial survey of our direct suppliers whose material contained necessary conflict minerals.

We have determined that with respect to our 2013 products containing necessary conflict minerals we have reason to believe that some of the necessary conflict minerals may have originated in the Covered Countries. Further, we know or have reason to believe some of these necessary conflict minerals may be from recycled or scrap sources.

2. Due Diligence Process

Design of Due Diligence

We designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, OECD 2013) and the related supplements for gold and for tin, tantalum and tungsten.  Our design of due diligence measures featured: (1) establishment of strong internal company management systems; (2) identification and assessment of risks in the supply chain; (3) design and implementation of a strategy to respond to risks as they are identified; (4) support of industry organizations to carry out independent third-party audits of smelters’ and refiners’ due diligence practices; and (5) report on supply chain due diligence.

Step 1 – Establish Strong Company Management Systems

The Company established an internal team consisting of members of Operations and Quality to implement our conflict minerals due diligence measures. We adopted a policy with respect to our sourcing of conflict minerals, which was distributed to all potential suppliers of conflict minerals. This policy statement is also publicly available on our website under About › Quality and Environment › Statement on a Conflict Free Supply Chain at www.anadigics.com/company/quality_environment/statement_on_a_conflict_free_supply_chain.

Step 2 – Identify and Assess Risk in the Supply Chain

All necessary conflict minerals and the suppliers of those necessary conflict minerals have been identified. We have relied on these suppliers’ responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

A process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information including aggregating and updating the list of smelters. For smelters that cannot provide country of origin information we compare them to the Conflict Free Sourcing Initiative (“CFSI”) conflict free smelter lists. As we move forward in developing our due diligence program, we intend to include a conflict minerals clause in all new and renewed supplier contracts, enhance supplier communication and training where necessary, and establish alternative suppliers should we discover that 3TG minerals are sourced from Covered Countries, to improve due diligence and data accuracy to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries.

Step 4 – Carry out an Independent Third Party Audit of Refiner’s Due Diligence Practices

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry efforts to influence smelters and refiners to get audited and certified through CFSI's Conflict Free Smelter Program (“CFSP”).

Step 5 – Report on Supply Chain Due Diligence

Description of the Due Diligence Process

We conducted an internal business review that identified 3TG suppliers of materials, parts, components or products containing necessary conflict minerals. We requested these suppliers to report the entities that process necessary conflict minerals using the Conflict Minerals Reporting Template (the “Template’) created by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”). The Template includes questions regarding the smelter, refiner, recycler or scrap processor of necessary conflict minerals and location or mine of origin for such minerals. We conducted a follow-up survey in the fourth quarter of 2013 of 3TG direct suppliers using the Template as part of our due diligence on the source and chain of custody of minerals as well as to monitor for changes during 2013 and update information previously provided to us by 3TG direct suppliers. All responses from suppliers and source smelters are recorded and stored to ensure the retention of relevant documentation in a structured electronic database.

Survey Responses

ANADIGICS identified and sent the Template to 13 suppliers who were within the scope of the RCOI in order to determine whether the necessary conflict minerals were or were not DRC conflict free (as defined in the Rule). We received responses from all 13 suppliers. The responses contained varying degrees of information regarding the names and locations of 3TG smelters/refiners which process necessary conflict minerals used in our suppliers’ products, which are ultimately incorporated into our products. We reviewed the responses and made further inquiries of our suppliers as necessary.

Smelter or Refiner Results

Through our implementation of the OECD programs and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters/refiners in our supply chain from our suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Our supplier responses did not completely list all the smelters/refiners used in their supply chain nor did the responses include mine location information for all smelters/refiners. For Templates received which listed smelter data, we analyzed and compared the 3TG smelters/refiners against the list of smelter facilities which have received a “conflict free” designation through the CFSI CFSP, an audit program designed to validate smelters’ and refiners’ sourcing practices. We compiled the supplier responses and documented country of origin information for the smelters and refiners if available.

The information received from our due diligence efforts from suppliers or other sources is not sufficient to determine the origin of all 3TG our products contain, whether the 3TG came from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin. Therefore, after exercising due diligence as described above in this report, the Company has concluded that its products are “DRC conflict undeterminable”.

Steps to Further Mitigate Risk in 2014

ANADIGICS plans to undertake the following steps during 2014 to improve the due diligence conducted in order to further mitigate the risk that the necessary conflict minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•	Continue to engage with and re-contact our current 3TG direct suppliers to obtain updated Templates in order to improve the completeness and accuracy of information provided to us.

•	Verify new suppliers in 2014 have conflict minerals policies which include sourcing 3TG from conflict free smelters.

•	Establish communication from senior management reinforcing continued support for organizational involvement in the due diligence process.

•	Provide training to our appropriate internal teams on conflict minerals and the process utilized.

•	Monitor the smelters that source from the Covered Countries and review their CFSP audit status.